As filed with the Securities and Exchange Commission on May 31, 2001
                                          Registration No.
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                             ----------------------
                        HOME PROPERTIES OF NEW YORK, INC.
               (Exact name of registrant as specified in charter)
                            ------------------------
                               Maryland 16-1455126
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                          850 Clinton Square Rochester,
                                 New York 14604
                                 (716) 546-4900
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -------------------
                             Ann M. McCormick, Esq.
                  Vice President, Secretary and General Counsel
                        Home Properties of New York, Inc.
                               850 Clinton Square
                            Rochester, New York 14604
                                 (716) 246-4105
                            Facsimile (716) 232-3147
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               -------------------
                                   Copies to:
                           Deborah McLean Quinn, Esq.
                                Nixon Peabody LLP
                               1300 Clinton Square
                            Rochester, New York 14604
                                 (716) 263-1307
                            Facsimile (716) 263-1600
                                ----------------
Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective. If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / / If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE
Title of Each           Proposed       Proposed
Class of Securities     Amount to      Maximum          Maximum
to be                   to be          Offering Price   Aggregate      Registra-
Registered              Registered     Per Share (1)    Offering Price tion Fee
--------------          ----------     -------------    -------------- --------
Common Stock
 par value $.01         946,599 sh.     $28.88         $27,337,779.12   $6,834.00

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the prices reported on the New York Stock Exchange on May 30, 2001 of $28.88.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 946,599 Shares

                        HOME PROPERTIES OF NEW YORK, INC.

                                  COMMON STOCK

         All of the shares of common stock, par value $.01 per share of Home Properties of New York, Inc. offered by this Prospectus are being offered by the Selling Shareholders which hold those shares. See "Selling Shareholders." We will not receive any proceeds of the sale of the shares offered hereby. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HME." The last reported sale price of the Common Stock on the NYSE was $28.88 on May 30, 2001.

                              ---------------------

              You should carefully consider the material risks set
                forth under "risk factors" beginning on page 2 of
               this Prospectus before purchasing any shares of our
                                  common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                              ---------------------
                   The date of this Prospectus is May , 2001.

                                TABLE OF CONTENTS

Home Properties
Risk Factors
Where You Can Find More Information
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Selling Shareholders
Description of Capital Stock
Common Stock
Preferred Stock
Restriction on Transfer Ownership Limits
Ownership Reports
Certain Other Provisions of Maryland Law and Charter Documents
Federal Income Tax Considerations
Plan of Distribution
Experts
Legal Matters

         The following information should be read in conjunction with the more detailed information included elsewhere in this Prospectus or incorporated herein or therein by reference. References to "Home Properties," "we" or "us" in this Prospectus mean, except as the context otherwise requires, Home Properties of New York, Inc., a Maryland corporation, Home Properties of New York, L.P., a New York limited partnership (the "Operating Partnership"), Home Properties Trust, a Maryland trust (the "Trust"), HP Management, Inc., a Maryland corporation ("HP Management"), Home Properties Resident Services, Inc., a Maryland corporation ("HPRS " and, together with HP Management, the "Management Companies"), and all other subsidiaries of Home Properties on a consolidated basis.


                                 HOME PROPERTIES

         We are a fully integrated, self-administered and self-managed real estate investment trust, a REIT, and the 10th largest apartment company in the United States. With operations in select Northeast, Midwest, and Mid-Atlantic markets, we own, operate, acquire, rehabilitate, and develop apartment communities. Currently, we operate 312 communities containing 50,123 apartment units. Of these, we, along with our subsidiaries, directly own 38,342 units in 145 communities. We partially own and manage as general partner 8,397 units, and we manage 3,384 units for other owners. We also manage 1 million square feet of commercial space. The owned and managed apartment communities and commercial space are referred to herein as the "Properties".

         We were incorporated in November 1993 as a Maryland corporation. We are the general partner of Home Properties of New York, L.P., a New York limited partnership through which we own, acquire and operate most of our market rate apartments. We frequently refer to Home Properties of New York, L.P. as the "Operating Partnership." Certain of our activities, such as residential and commercial property management for others, development activities and construction, development and redevelopment services are carried on through two subsidiaries: Home Properties Management Inc. and Home Properties Resident Services, Inc. We own 95% and 99%, respectively of the economic interest in these subsidiaries while certain members of our management hold the remaining 5% and 1%, respectively in order to satisfy certain technical tax requirements.

         Our principal executive offices are located at 850 Clinton Square, Rochester, New York 14604. Our telephone number is (716) 246-4105.


                                  RISK FACTORS

         An investment in the Common Stock of Home Properties involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following factors:

ASSIMILATION OF A SUBSTANTIAL NUMBER OF NEW ACQUISITIONS.

         Since its formation, Home Properties has undertaken a strategy of aggressive growth through acquisitions. Home Properties' ability to manage its growth effectively requires us, among other things, to successfully apply its experience in managing its existing portfolio to an increased number of properties. In addition, we will be required to successfully manage the integration of a substantial number of new personnel. There can be no assurances that Home Properties will be able to integrate and manage these operations effectively or maintain or improve on their historical financial performance.

REAL ESTATE FINANCING RISKS

         GENERAL. Home Properties is subject to the customary risks associated with debt financing including the potential inability to refinance existing mortgage indebtedness upon maturity on favorable terms. If a property is mortgaged to secure payment of indebtedness and we are unable to meet its debt service obligations, the property could be foreclosed upon. This could adversely affect Home Properties' cash flow and, consequently, the amount available for distributions to stockholders.

         NO LIMITATION ON DEBT. The Board of Directors has adopted a policy of limiting Home Properties' indebtedness to approximately 50% of its total market capitalization (i.e., the market value of issued and outstanding shares of Common Stock and limited partnership interests in the Operating Partnership ("Units") plus total debt), but the organizational documents of Home Properties do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, we may incur. Accordingly, the Board of Directors could alter or eliminate its current policy on borrowing. If this policy were changed, Home Properties could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and an increased risk of default on our indebtedness. Home Properties' debt to total market capitalization ratio fluctuates based on the timing of acquisitions and financings. Our bank agreements and certain agreements with holders of our Preferred Stock limit the amount of indebtedness Home Properties may incur.

         EXISTING DEBT MATURITIES. Home Properties is subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet the required payments of principal and interest. Because much of the financing is not fully self-amortizing, we anticipate that only a portion of the principal of Home Properties' indebtedness will be repaid prior to maturity. So, we will need to refinance debt. Accordingly, there is a risk that we will not be successful in refinancing existing indebtedness or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. Home Properties aims to stagger its debt maturities with the goal of minimizing the amount of debt which must be refinanced in any year.

REAL ESTATE INVESTMENT RISKS

         GENERAL RISKS. Real property investments are subject to varying degrees of risk. If our communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, Home Properties' cash flow and ability to make distributions to its stockholders will be adversely affected. A multifamily apartment community's revenues and value may be adversely affected by the general economic climates; the local economic climate; local real estate considerations (such as over supply of or reduced demand for apartments); the perception by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; and increased operating costs (including real estate taxes and utilities). Certain significant fixed expenses are generally not reduced when circumstances cause a reduction in income from the investment.

         OPERATING RISKS. Home Properties is dependent on rental income to pay operating expenses and to generate cash to enable Home Properties to make distributions to its stockholders. If we are unable to attract and retain residents or if our residents are unable, due to an adverse change in the economic condition of the region or otherwise, to pay their rental obligations, our ability to make expected distributions will be adversely affected.

         ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, Home Properties has limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Internal Revenue Code on REITs holding property for sale and related regulations may affect our ability to sell properties without adversely affecting distributions to stockholders. A significant number of our properties were acquired using Units under agreements, which restrict our ability to sell such properties in transactions, which would create current taxable income to the former owners.

         COMPETITION. Home Properties plans to continue to acquire additional multifamily residential properties in the Northeast, Midwest and Mid-Atlantic regions of the United States. There are a number of multifamily developers and other real estate companies that compete with Home Properties in seeking properties for acquisition, prospective residents and land for development. Most of our Properties are in developed areas where there are other properties of the same type. Competition from other properties may affect Home Properties' ability to attract and retain residents, to increase rental rates and to minimize expenses of operation. Virtually all of the leases for the Properties are short-term leases (generally, one year or less).

         UNINSURED LOSSES. Certain extraordinary losses may not be covered by Home Properties' comprehensive liability, fire, extended and rental loss insurance. If an uninsured loss occurred, we could lose our investment in and cash flow from the affected Property (but would be required to repay any indebtedness secured by that Property and related taxes and other charges).

COMPLIANCE WITH LAWS AND REGULATIONS.

         Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requires removal of structural barriers to handicapped access in certain public areas of the Properties, where such removal is "readily achievable." The ADA does not, however, consider residential properties, such as apartment communities, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Although management believes that the Properties are substantially in compliance with present requirements, Home Properties may incur additional costs in complying with the ADA for both existing properties and properties acquired in the future. Home Properties believes that the Properties that are subject to the FHAA are in compliance with such laws.

         Under the federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Home Properties has a policy against any kind of discriminatory behavior and trains its employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate Home Properties' policy against discrimination and violate the fair housing laws. Such a violation could subject Home Properties to legal action and the possible awards of damages.

         Under various laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on, under or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of such substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) of substantially all of the Properties owned by Home Properties prior to their acquisition by Home Properties. The Phase I audit reports did not reveal any significant issues of environmental concern, nor are we aware of any environmental liability that we believe would have a material adverse effect on Home Properties. There is no assurance that Phase I reports would reveal all environmental liabilities or that environmental conditions not known to us may exist now or in the future on existing properties or those subsequently acquired which would result in liability to Home Properties for remediation or fines, either under existing laws and regulations or future changes to such requirements. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our ability to make expected distributions could be adversely affected.

FEDERAL INCOME TAX RISKS.

         GENERAL. We believe that we have been organized and have operated in such manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 90% of its taxable income (excluding net capital gain). No assurance can be provided, however, that we will qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification.

         REQUIRED DISTRIBUTIONS AND PAYMENTS. In order to continue to qualify as a REIT, we currently are required each year to distribute to our shareholders at least 90% of our taxable income (excluding net capital gain). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to enable us to meet the 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. The Operating Partnership is required to pay (or reimburse us, as its general partner, for) certain taxes and other liabilities and expenses that we incur, including any taxes that we must pay in the event we were to fail to qualify as a REIT. In addition, because we are unable to retain earnings (resulting from distribution requirements), we will generally be required to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

         ADVERSE CONSEQUENCES OF OUR FAILURE TO QUALIFY AS A REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause all our distributions to shareholders to be taxable as ordinary income to the extent of our current and accumulated earnings and profits (although, subject to certain limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions). See "Failure to Qualify."

         THE OPERATING PARTNERSHIP'S FAILRUE TO QUALIFY AS A PARTNERSHIP. We believe that the Operating Partnership qualifies as a partnership for federal income tax purposes. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were to be successful in treating the Operating Partnership as an entity that is taxable as a corporation, we would cease to qualify as a REIT because the value our ownership interest in the Operating Partnership would exceed 5% of our assets and because we would be considered to hold more than 10% of the voting securities of another corporation. See "Taxation of Home Properties - Asset Tests." Also, the imposition of a corporate tax on the Operating Partnership would reduce significantly the amount of cash available for distribution to its limited partners. See "Tax Aspects of the Operating Partnership." Finally, the classification of the Operating Partnership as a corporation would cause its limited partners to recognize gain (upon the event that causes the Operating Partnership to be classified as a corporation) at least equal to their "negative capital accounts" (and possibly more, depending upon the circumstances).

LIMITS ON OWNERSHIP

         OWNERSHIP LIMIT. In order for Home Properties to maintain its qualification as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of its taxable year. Home Properties has limited ownership of the issued and outstanding shares of Common Stock by any single stockholder to 8.0% of the outstanding shares. Shares of Common Stock held by certain entities, such as qualified pension plans, are treated as if the beneficial owners of such entities were the holders of the Common Stock. These restrictions can be waived by the Board of Directors if it were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in the best interests of Home Properties. Waivers have been granted to certain institutional investors in connection with the sale of our Preferred Stock. Shares acquired or transferred in breach of the limitation may be redeemed by Home Properties for the lesser of the price paid or the average closing price for the ten trading days immediately preceding redemption or may be sold at the direction of Home Properties. A transfer of shares of Common Stock to a person who, as a result of the transfer, violates the ownership limit will be void and the shares will automatically be converted into shares of "Excess Stock", which is subject to a number of limitations. See "Description of Capital Stock - Restrictions on Transfer" for additional information regarding the ownership limits.

CHANGE OF CONTROL

         The Articles of Amendment and Restatement of the Articles of Incorporation, as amended, (the "Articles of Incorporation") authorize the Board of Directors to issue up to a total of 80 million shares of Common Stock and 10 million shares of preferred stock and to establish the rights and preferences of any shares issued. Further, under the Articles of Incorporation, the stockholders do not have cumulative voting rights.

         The percentage ownership limit, the issuance of preferred stock in the future and the absence of cumulative voting rights could have the effect of: (i) delaying or preventing a change of control of Home Properties even if a change in control were in the stockholders' interest; (ii) deterring tender offers for the Common Stock that may be beneficial to the stockholders; or (iii) limiting the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor attempted to assemble a block of Shares in excess of the percentage ownership limit or otherwise to effect a change of control of Home Properties.

         We have various agreements, which may have the effect of discouraging a change of control of Home Properties due to the costs involved. The Articles Supplementary to our Articles of Incorporation under which our Series B Convertible Cumulative Preferred Stock was issued provides that upon a change of control of Home Properties or the Operating Partnership, under certain circumstances, the holder of such stock may require us to redeem it. In addition, in certain change of control circumstances, Home Properties also has the option of redeeming several of the other series of outstanding Preferred Stock and the dividend rate on that stock increases in such circumstances. Also, to assure that our management has appropriate incentives to focus on our business and Properties in the face of a change of control situation, we have adopted an executive retention plan which provides some key employees with salary, bonus and certain benefit continuation in the event of a change of control.

POTENTIAL CONFLICTS OF INTEREST

         Unlike persons acquiring Common Stock, our executive officers own most of their interest in Home Properties through Units. As a result of their status as holders of Units, the executive officers and other limited partners may have interests that conflict with stockholders with respect to business decisions affecting Home Properties and the Operating Partnership. In particular, certain executive officers may suffer different or more adverse tax consequence than Home Properties upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties. Thus, executive officers and the stockholders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. In addition, executive officers of Home Properties, as limited partners of the Operating Partnership, have the right to approve certain fundamental transactions such as the sale of all or substantially all of the assets of the Operating Partnership, merger or consolidation or dissolution of the Operating Partnership and certain amendments to the Operating Partnership Agreement.

         We manage multifamily residential properties through the Operating Partnership and commercial and development properties and certain multifamily residential properties not owned by the Company through the Management Companies. As a result, officers of the Company will devote a significant portion of their business time and efforts to the management of properties not owned by Home Properties. Some officers of Home Properties have a significant interest in certain of the managed properties as the only stockholders of the general partners of the partnerships that own such managed properties and as holders of other ownership interests. Accordingly, such officers will have conflicts of interest between their fiduciary obligations to the partnerships that own such managed properties and their fiduciary obligations as officers and directors of the Company, particularly with respect to the enforcement of the management contracts and timing of the sale of the managed properties. In order to comply with technical requirements of the Internal Revenue Code pertaining to the qualification of REITs, the Operating Partnership owns all of the outstanding non-voting common stock (990 shares) of one of the Management Companies, Home Properties Management, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (52 shares). The Operating Partnership also owns all of the outstanding non-voting common stock (4,752 shares) of the other Management Company, Home Properties Resident Services, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (48 shares). As a result, although Home Properties will receive substantially all of the economic benefits of the business carried on by the Management Companies through the Company's right to receive dividends, Home Properties will not be able to elect directors and officers of the Management Companies and, therefore, the Company's ability to cause dividends to be declared or paid or influence the day-to-day operations of the Management Companies will be limited. Furthermore, although Home Properties will receive a management fee for managing the managed properties, this fee has not been negotiated at arm's length and may not represent a fair price for the services rendered. We believe these management fees to be comparable to fees charged in arm's length transactions.

SHARES AVAILABLE FOR FUTURE SALE

         Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales might occur could adversely affect the market price of the Common Stock. The Operating Partnership has issued approximately 15,494,235 Units through May 14, 2001 to persons other than Home Properties or the Trust, which may be exchanged on a one-for-one basis for shares of Common Stock under certain circumstances. We have issued Class A Convertible Preferred Stock, Class B Cumulative Convertible Preferred Stock, Class C Cumulative Convertible Preferred Stock, Class D Cumulative Convertible Preferred Stock and Class E Cumulative Convertible Preferred Stock, which are convertible into approximately 6,163,000 shares of Common Stock in the aggregate. Also, we have issued 525,000 Common Stock Purchase Warrants to holders of the Class C Cumulative Convertible Preferred Stock and the Class E Cumulative Convertible Preferred Stock. In addition, as of May 14, 2001, Home Properties has granted options to purchase approximately 1,961,100 shares of Common Stock to certain directors, officers and employees of Home Properties.

         All of the shares of Common Stock issuable upon the exchange of Units or the exercise of options will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and may not be transferred unless they are registered under the Securities Act or are otherwise transferrable under Rule 144. The Company has filed or expects to file registration statements with respect to such shares of Common Stock, thereby allowing shares issuable under our stock benefit plans and in exchange for Units to be transferred or resold without restriction under the Securities Act.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC's public reference rooms in Washington D.C., New York, New York or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC's web site.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

         - - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         - - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;

         - - Current Reports on Form 8-K with respect to Items 2 and 7 filed January 10, 2001 and Form 8-K/A amending such filing, filed March 15, 2001; Form 8-K/A amending a filing on Form 8-K filed December 1, 2000 with respect to Items 2 and 7, filed on January 16, 2001; Form 8-K with respect to Items 7 and 9 filed January 24, 2001; Form 8-K with respect to Items 7 and 9 filed February 15, 2001; and Form 8-K with respect to Items 7 and 9 filed April 27, 2001; and

         - - The description of the common stock contained in our registration statement on Form 8-A filed under Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating that description.


         You may request a copy of these filings, at no cost, by writing or telephoning us at: Home Properties of New York, Inc., Attention: Ann M. McCormick, Secretary, 850 Clinton Square, Rochester, New York 14604; telephone number (716) 546-4900.

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains, or incorporates by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Although Home Properties believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, other conditions that might affect operating expenses, and the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and developments, and continued access to capital to fund growth. Home Properties' actual results could differ materially from those set forth in the forward-looking statements. Other factors that might cause such a difference are discussed in the section entitled "Risk Factors."
                                 USE OF PROCEEDS

The Company will not receive any proceeds of the sale of the shares offered hereby.

                              SELLING SHAREHOLDERS

         The partners of the Operating Partnership may from time to time tender their Units of limited partnership interest to the Operating Partnership. The Company may give notice to such partners that the Company will acquire such Units in exchange for shares of Common Stock; a right which we refer to as the LP purchase right. All of the shares being offered hereby are being sold by certain partners in the Operating Partnership who may acquire shares of Common Stock in exchange for their Units pursuant to the LP purchase right and then wish to sell those shares. We refer to these persons as the Selling Shareholders. Although none of the Selling Shareholders has indicated a present intent to tender their Units which would trigger the Company's right to issue shares of Common Stock to them under the LP Purchase Right, the Company is required, pursuant to the terms of various registration rights agreements, to file the registration statement of which this Prospectus forms a part registering such shares for resale under the Securities Act. The Company is bearing all costs of this registration. The Company will not receive any proceeds from the sale of the shares offered hereby.

         The following table sets forth certain information regarding the Selling Shareholders' ownership of Units and the number of shares of Common Stock which may be issued pursuant to the LP purchase right which are registered for resale under the registration statement of which this Prospectus forms a part. (Other partners of the Operating Partnership may sell the shares of Common Stock they acquire in exchange for their Units under separate registration statements filed with the SEC covering such shares.) Because the Selling Shareholders may sell all, some or none of the shares registered for resale, no estimate can be made concerning the number of shares of Common Stock issued in exchange for Units that will be offered hereby or the number of shares or Units that each Selling Shareholder will own upon completion of the offering contemplated by this Prospectus.

         Each of the Selling Shareholders owned interests in entities, which sold properties to the Operating Partnership. None of the Selling Shareholders is an officer or director of the Company.

                                                                                       Number of Shares
                                                             Units Owned             Registered for Sale
         Name                                                Prior to Offering          in Offering
S&S Realty Company                                                      52,004              52,004
David & Lily Broner                                                      2,365               2,365
Nettie Cohen                                                             1,182               1,182
Ada Eisenfeld                                                            1,182               1,182
William Farber                                                           2,365               2,365
Richard Frank                                                            2,365               2,365
Sam Frank                                                                1,182               1,182
Joel S. Golden                                                             394                 394
Harvey Gordon                                                            2,365               2,365
Seymour Gordon Living Trust                                              1,182               1,182
Jeffrey G. Heuer                                                           394                 394
Austin Kanter                                                            2,365               2,365
Ellsworth & Janet Levine                                                 2,365               2,365
Stanford Morris Revocable Trust, U/T/A                                   2,365               2,365
     dated July 10, 1980
Cecil G. Raitt                                                             394                 394
Gary Shapiro                                                             2,122               2,122
Harry Shapiro                                                            4,487               4,487
Louis & Crystal Whitaker                                                 2,365               2,365
Eleanor Thal Wolf, Trustee of the Eleanor                                2,365               2,365
   Thal Wolf Revocable Living Trust
   U/A/D dated January 15, 1991
Jonathan P. Rye                                                          2,189               2,189
John K. Rye                                                            107,255             107,255
Deborah M. Allen                                                         2,065               2,065
Seymour Bagan Trust                                                      6,452               6,452
Bank One Trust Company, NA                                               8,465               8,465
    As Trustee of the Anthony J. DelBianco
    Trust
Bernard Ecker                                                            5,162               5,162
Irving M. Friedman                                                       4,129               4,129
Martin L. Gecht                                                         13,306              13,306
Robert D. Gecht                                                          1,032               1,032
Gail Goldstein                                                           1,290               1,290
Hilton R. Leibow                                                         4,645               4,645
Carol Linch                                                              1,290               1,290
Miriam Lutwak Revocable Trust                                            2,581               2,581
David A. Nathan and Sonia D. Nathan,                                     5,162               5,162
    Tenants in the Entirety
Gladys Newman                                                            2,581               2,581
Jerome Schur, Trustee                                                    1,032               1,032
Manford Steinfeld                                                        2,323               2,323
Bernard R. Wolf                                                          2,673               2,673
David F. Wolf                                                            2,065               2,065
Jonathan C. Wolf                                                         2,065               2,065
Edward Lederberg                                                        20,470              20,470
Jacob Lehrman Testamentary Trust "A"                                    10,235              10,235
   FBO Isabelle Scott
Jacob Lehrman Testamentary Trust "B"                                    10,235              10,235
   FBO Heidi L. Berry
Jacob Lehrman Testamentary Trust "C"                                    10,235              10,235
   FBO Samuel M. Lehrman
Jacob Lehrman Testamentary Trust "D"                                    10,235              10,235
   FBO Robert F. Lehrman
Charles P. Liff Revocable Trust                                         20,470              20,470
Estate of David Dolgenos                                                 1,361               1,361
Beverly B. Bernstein                                                     1,558               1,558
Leona Libby Feldman                                                         95                  95
Park Shirlington Apartments Limited                                      1,558               1,558
    Partnership
Lauren Libby Pearce                                                        473                 473
Steven M. Reich 1976 Trust FBO Lisa B.                                     639                 639
    Reich
Steven M. Reich 1976 Trust FBO Hilary L.                                   639                 639
    Reich
Amy S. Rubenstein                                                          251                 251
Barton S. Rubenstein                                                       295                 295
Beth Dana Rubenstein                                                       295                 295
Amy Sara Rubenstein                                                         44                  44
Lee G. Rubenstein                                                           61                  61
Sarah Selsky                                                               922                 922
Tower Capital, LLC                                                       6,029               6,029
WHC Associates, LLC                                                      1,796               1,796
Stanley S. Clayman Grantor Annuity Trust                                60,961              60,961
Jeanne Clayman Grantor Annuity Trust                                    60,961              60,961
Melvin Clayman                                                         121,921             121,921
J. Webb, Inc.                                                           62,052              62,052
Brown Family Partnership                                                22,737              22,737
Joseph Gildenhorn                                                       22,737              22,737
Helen Keyes                                                            123,219             123,219
Jerome W. and Barbara D. Keyes                                          12,021              12,021
Sharon Keyes Skaggs                                                     24,043              24,043
The Dale and Linda Kerns Living Trust                                   24,043              24,043
    dated April 21, 2000
Jerome W. Keyes, Jr.                                                    12,021              12,021
Shawna M. and Raymond Wertheim                                           4,560               4,560
John C. Webb Revocable Trust                                             6,011               6,011
Stanley S. Clayman                                                       6,011               6,011

Total                                                                  946,599             946,599

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Home Properties consists of:

         - 80 million shares of common stock, $0.01 par value, of which 21,695,248 shares were outstanding on May 14, 2001;

         - 10 million shares of preferred stock, $0.01 par value,

                  -- 1,666,667 shares of which have been designated Series A Convertible Preferred Stock (the "Series A preferred stock"), all of which were outstanding as of May 14, 2001,

                  -- 2,000,000 shares of which have been designated Series B Convertible Cumulative Preferred Stock (the "Series B preferred stock"), all of which were outstanding as of May 14, 2001,

                  -- 600,000 shares of which have been designated Series C Convertible Cumulative Preferred Stock (the "Series C preferred stock"), all of which were outstanding as of May 14, 2001; and

                  --500,000 shares of which have been designated Series D Convertible Cumulative Preferred Stock (the "Series D preferred stock"), 250,000 of which were outstanding as of May 14, 2001; and

                  --300,000 shares of which have been designated Series E Convertible Cumulative Preferred Stock (the "Series E preferred stock"), all of which were outstanding as of May 14, 2001.

         - 10 million shares of "excess stock," $0.01 par value, of which no shares were outstanding on May 14, 2001.

For more detail about our Amended and Restated Articles of Incorporation, as amended, and the Articles Supplementary thereto relating to the Preferred Stock (sometimes collectively referred to as our "Articles of Incorporation" or "charter") and bylaws you should refer to the charter and bylaws, which have been filed as exhibits to other reports incorporated by reference into this prospectus. In addition, for a discussion of limitations on the ownership of our capital stock, you should refer to the section entitled "Risk Factors" in this prospectus.

                                  COMMON STOCK

         All of the shares of Common Stock offered by this Prospectus will be duly authorized, fully paid, and nonassessable when issued in exchange for the Units in the Operating Partnership. Holders of the Common Stock will have no conversion, redemption, sinking fund or preemptive rights; however, shares of Common Stock will automatically convert into shares of Excess Stock as described below. Under the Maryland General Corporation Law ("MGCL"), stockholders are generally not liable for Home Properties' debts or obligations, and the holders of shares will not be liable for further calls or assessments by Home Properties. Subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below, all shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

         Subject to the right of holders of Preferred Stock to receive preferential distributions, the holders of the shares of Common Stock will be entitled to receive distributions in the form of dividends if and when declared by the Board of Directors of Home Properties out of funds legally available therefor, and, upon liquidation of Home Properties, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Home Properties, including debts and liabilities arising out of its status as general partner of the Operating Partnership, and any liquidation preference of issued and outstanding Preferred Stock. Home Properties intends to continue paying quarterly distributions.

         The holder of each outstanding share of Common Stock is entitled to one vote on all matters presented to stockholders for a vote, subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below. As described below, the Board of Directors of Home Properties has, and may in the future, grant holders of one or more series of Preferred Stock the right to vote with respect to certain matters when it fixes the attributes of such series of Preferred Stock. Pursuant to the MGCL, Home Properties cannot dissolve, amend its charter, merge with or into another entity, sell all or substantially all its assets, engage in a share exchange or engage in similar transactions unless such action is approved by stockholders holding a majority of the outstanding shares entitled to vote on such matter. In addition, the Second Amended and Restated Partnership Agreement of the Operating Partnership, as amended requires that any merger or sale of all or substantially all of the assets of Operating Partnership be approved by partners holding a majority of the outstanding Units, excluding Operating Partnership Units held by Home Properties or Home Properties Trust. Home Properties' Articles of Incorporation provide that its Bylaws may be amended by its Board of Directors.

         The holder of each outstanding share of Common Stock is entitled to one vote in the election of directors who serve for terms of one year. Holders of the shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares entitled to vote in the election of directors will be able to elect all of the directors, subject to certain rights of the holders of Preferred Stock, described below. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

                                 PREFERRED STOCK

         We may issue shares of Preferred Stock from time to time, in one or more series, as authorized by the Board of Directors of Home Properties. The Board of Directors will fix the attributes of any Preferred Stock that it authorizes for issuance. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Home Properties.

         Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Home Properties, then, before any distribution or payment shall be made to the holders of any shares of Common Stock, any Excess Stock or any other class or series of capital stock of Home Properties ranking junior to any outstanding Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of Home Properties, the holders of shares of each series of Preferred Stock shall be entitled to receive out of assets of Home Properties legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of Preferred Stock do not have cumulative dividends). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of Home Properties. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Home Properties are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of Home Properties ranking on a parity with such shares of Preferred Stock in the distribution of assets, then the holders of such shares of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Series A Convertible Preferred Stock

         We have filed Articles Supplementary to our charter creating a series of Preferred Stock designated as "Series A Convertible Preferred Stock" which has substantially the same rights, privileges and preferences as the Class A limited partnership interest in the Operating Partnership formerly held by the State of Michigan Retirement System. The State of Michigan acquired the Class A limited partnership interest in December 1996 for $35,000,000. At the request of Home Properties, the State of Michigan Retirement System has exchanged its Class A Limited Partnership interest for 1,666,667 shares of the Series A preferred stock as of December 22, 1999. The rights, privileges and preferences of the Series A Convertible Preferred Stock are set forth in the Articles Supplementary to the charter creating that class of preferred stock.

         The Series A preferred stock has a preference over the Series B preferred stock, Series C preferred stock, the Series D preferred stock and the Common Stock as to dividends, which are payable quarterly at a rate equal to the greater of 9% per year or the rate declared and payable on comparable number of shares of Common Stock through December 30, 2003 on a cumulative basis. The Series A preferred stock also has a liquidation preference equal to $35,000,000 in the aggregate for all outstanding shares (or $21.00 per share).

         Pursuant to the terms of the agreement pursuant to which the State of Michigan Retirement System invested, we agreed to elect a nominee of the State of Michigan Retirement System to the Board of Directors of Home Properties and to nominate such director for reelection annually. In addition, the State of Michigan Retirement System has the right to elect up to four directors to the Board of Directors in the event that the preferred dividends are in arrears for six consecutive quarters. Under the Articles Supplementary and the agreement pursuant to which Michigan invested, Home Properties has agreed not take certain actions without the consent of the State of Michigan such as creating any stock senior or on a parity with the Series A preferred stock, consolidating, merging or selling all or substantially all of its assets to another entity except under circumstances where the rights and preferences of the Series A preferred stock are protected. amending its charter or by-laws in a manner adverse to the holders of the Series A preferred stock and certain other matters described in those documents (each of which is filed as an exhibit to one of our filings with the Securities and Exchange Commission which is incorporated herein by reference).

         The Series A preferred stock is convertible into Common Stock on a one-for-one basis, subject to adjustment. Home Properties may call the Series A preferred stock for redemption on or after December 30, 2006 but the holders may elect to convert the shares into Common Stock prior to redemption.

Series B Convertible Cumulative Preferred Stock

         On September 30, 1999, Home Properties issued 2,000,000 shares of its newly authorized Series B Convertible Cumulative Preferred Stock, which we refer to as the "Series B preferred stock." The Articles Supplementary to the charter establishing the Series B preferred stock sets forth the rights, privileges and preferences of that stock. These Articles Supplementary with respect to the Series B preferred stock, are filed as an exhibit to one of our filings with the Securities and Exchange Commission, which is incorporated herein by reference.

         The Series B preferred stock is junior to the right of payment to the Series A preferred stock and is on parity in right of payment with the Series C preferred stock, Series D preferred stock and Series E preferred stock, is entitled to a liquidation preference of $25.00 per share and dividends equal to the greater of the dividends payable on the shares of Common Stock into which the Series B Preferred Stock is convertible, or 8.36% of the liquidation preference (or $2.09 per share) each year.

         The Series B preferred stock is redeemable at the option of Home Properties after September 29, 2004 at the liquidation preference. Upon the occurrence of certain events, the Series B preferred stock may be subject to mandatory redemption at the option of the holders and, in certain instances, at a premium over the liquidation preference. Those events include: a change in control of Home Properties or the Operating Partnership, a merger, consolidation or sale of all or substantially all of the assets, incurrence of indebtedness in excess of 70% of total market capitalization, a loss of REIT status and other events described in the Articles Supplementary. The holders of the Series B preferred stock, together with the holders of the Series C and Series D preferred stock, also have the right to elect two directors to the Board of Directors of Home Properties in the event that the preferred dividends are in arrears for six quarters (whether consecutive or not).

         The Series B preferred stock is convertible into 1,679,543 shares of Common Stock, subject to adjustment.

Series C Convertible Cumulative Preferred Stock

         The Articles Supplementary to the charter establishing the Series C preferred stock sets forth the rights, privileges and preferences of that stock. A copy of the Articles Supplementary as well as the purchase agreement relating to the other authorized shares of Series C preferred stock are filed as an exhibit to one of the reports on Form 8-K which is incorporated in this prospectus and contains the complete details of the terms of the Series C preferred stock. The Series C preferred stock is junior to the right of payment to the Series A Convertible Preferred Stock and is on a parity with the Series B preferred stock, the Series D preferred stock and the Series E preferred stock described below. These Articles Supplementary with respect to the Series C preferred stock, are filed as an exhibit to one of our filings with the Securities and Exchange Commission, which is incorporated herein by reference.

         The Series C preferred stock is entitled to a liquidation preference equal to the greater of: (a) $100 per share plus all accrued and unpaid dividends to the date of liquidation, and (b) the amount the holder of the Series C preferred stock would have received if the Series C preferred stock were converted into common stock immediately prior to the liquidation, dissolution or winding up.

         Dividends on the Series C preferred stock accrue quarterly and are equal to the greater of the dividends payable on the shares of Common Stock into which the Series C preferred stock is convertible, or 8.75% of the liquidation preference (or $8.75 per share) each year. Pursuant to covenants in a purchase agreement with the institutional investors purchasing the Series C preferred stock, if we fail to: (i) limit our ratio of total indebtedness to market capitalization to 70%; (ii) limit our ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to fixed charges (consisting of total interest expense and dividends on our preferred stock), to 1.75 to 1.0; or (iii) maintain a rating on the Series C preferred stock; then the Series C preferred stock will accrue dividends at a rate of 9.25% per year. If we fail to pay the full redemption price on redemption of the Series C preferred stock or the full repurchase price on repurchase of the Series C preferred stock, both in accordance with the purchase agreement, the Series C preferred stock will accrue dividends at a rate of 11.25% per year. If we fail to maintain one of the covenants listed above and fail to make any payments described in the preceding sentence, then the Series C preferred stock will accrue dividends at a rate of 11.75% per year. On the occurrence of certain events resulting in a change of control of Home Properties, the Series C preferred stock will accrue dividends at a rate fixed at 8% above the then current five-year treasury note yield.

         The Series C preferred stock is redeemable at our option after the fifth anniversary of its issuance at $100 per share, plus accrued dividends. We may also redeem the Series C preferred stock on or after the first anniversary of its issuance in the event of change of control (as defined in the Articles Supplementary) of Home Properties. Upon the occurrence of certain limited events, the Series C preferred stock may be subject to mandatory repurchase at the option of the holders and, in certain instances, at a premium over the $100 stated value per share. Those events include: sale of all or substantially all of the assets, incurrence of indebtedness in excess of 65% of total value (with real estate assets valued at original, historical cost basis), a loss of REIT status and other events described in the Articles Supplementary. The holders of the Series C preferred stock, together with the holders of other classes of Preferred Stock, also have the right to elect two directors to our Board of Directors in the event that the preferred dividends are in arrears for six quarters (whether consecutive or not).

         Each share of Series C preferred stock is convertible into 3.30579 shares of common stock (plus accrued and unpaid dividends), the equivalent of a $30.25 per share conversion price, subject to adjustment. The number of shares of common stock issuable upon conversion and the price per share are subject to adjustment in the event of dividends or other distributions payable in capital stock or combinations of stock so that any holder of the Series C preferred stock will be entitled to the same number of shares of common stock such holder could have received if the holder had converted immediately prior to the event. The holders of the Series C preferred stock may convert their shares into common stock at any time.

         If the holders of the Series C preferred stock intend to sell more than 200,000 shares of Series C preferred stock to any person or group of affiliated persons, such shares of Series C preferred stock must first be offered to us.

Series D Convertible Cumulative Preferred Stock

         On June 5, 2000, Home Properties issued 250,000 shares of its Series D Convertible Cumulative Preferred Stock, which we refer to as the "Series D preferred stock." The Articles Supplementary to the charter establishing the Series D preferred stock were filed on June 2, 2000, authorize an aggregate of 500,000 shares of Series D preferred stock, and set forth the rights, privileges and preferences of that stock. The Series D preferred stock is junior to the right of payment to the Series A preferred stock and is on a parity with the Series B preferred stock, Series C preferred stock and the Series E preferred stock. These Articles Supplementary with respect to the Series D preferred stock, are filed as an exhibit to one of our filings with the Securities and Exchange Commission, which is incorporated herein by reference.

         The Series D preferred stock is entitled to a liquidation preference equal to $100 per share plus all accrued and unpaid dividends to the date of liquidation.

         Dividends on the Series D preferred stock accrue quarterly and are equal to the greater of the dividends payable on the shares of Common Stock into which the Series D preferred stock is convertible, or 8.775% of the liquidation preference (or $8.775 per share) each year. If we fail to limit our ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to fixed charges (consisting of total interest expense and dividends on our preferred stock), to 1.75 to 1.0, the dividends that will accrue on the Series D preferred stock will increase by .50%. In addition, on the occurrence of certain events resulting in a change of control of Home Properties, the Series D preferred stock will accrue dividends at a rate fixed at 8% above the then current five-year treasury note yield, but in no event less than 8.775%

         The Series D preferred stock is redeemable at our option after the fifth anniversary of its issuance at $100 per share, plus accrued dividends. In addition, we are required to redeem the Series D preferred stock on the fiftieth anniversary of the issuance at a redemption price per share payable at our option, either: (i) in cash at $100.00 per share, plus accrued dividends; or
(ii) by issuance of shares of our common stock based on the then current conversion price, which is described below. We may also redeem the Series D preferred stock in the event of change of control (as defined in the Articles Supplementary) of Home Properties. Upon the occurrence of certain limited events, the Series D preferred stock may be subject to mandatory repurchase at the option of the holders and, in certain instances, at a premium over the $100 stated value per share. Those events include: sale of all or substantially all of the assets, incurrence of indebtedness in excess of 65% of total value (with real estate assets valued at original, historical cost basis), a loss of REIT status and other events described in the Articles Supplementary. The holders of the Series D preferred stock, together with the holders of the Series B and Series C preferred stock, also have the right to elect two directors to the Board of Directors of Home Properties in the event that the preferred dividends are in arrears for six quarters (whether consecutive or not).

         Each share of Series D preferred stock is convertible into 3.33333 shares of common stock (plus accrued and unpaid dividends), the equivalent of $30 per share conversion price, subject to adjustment. The number of shares of common stock issuable upon conversion and the price per share are subject to adjustment upon the occurrence of certain events, including in the event of dividends or other distributions payable in capital stock or combinations of stock so that any holder of the Series D preferred stock will be entitled to the same number of shares of common stock such holder could have received if the holder had converted immediately prior to the event. The holders of the Series D preferred stock may convert their shares into common stock at any time.

Series E Convertible Cumulative Preferred Stock

         On December 21, 2000, Home Properties issued 300,000 shares of its Series E Convertible Cumulative Preferred Stock, which we refer to as "Series E preferred stock". The Articles Supplementary to the charter establishing the Series E preferred stock authorize an aggregate 300,000 shares of Series E preferred stock and set forth the rights, privileges and preferences of that stock. The Series E preferred stock is junior to the right of payment to the Series A preferred stock and is on a parity with the Series B preferred stock, the Series C preferred stock and the Series D preferred stock described above. The Series E preferred stock is entitled to a liquidation preference equal to the greater of: (a) $100 per share plus all accrued and unpaid dividends to the date of liquidation, and (b) the amount the holder of the Series E preferred stock would have received if the Series E preferred stock were converted into common stock immediately prior to the liquidation, dissolution or winding up.

         Dividends on the Series E preferred stock accrue quarterly and are equal to the greater of the dividends payable on the shares of Common Stock into which the Series E preferred stock is convertible, or 8.55% of the liquidation preference (or $8.55 per share) each year. Pursuant to covenants in a purchase agreement with the institutional investors purchasing the Series E preferred stock, if we fail to: (i) limit our ratio of total indebtedness to market capitalization to 70%; (ii) limit our ratio of earnings before interest, taxes depreciation and amortization (EBITDA) to fixed charges (consisting of total interest expense and dividends on our preferred stock), to 1.75 to 1.0; or (iii) maintain a rating on the Series E preferred stock; then the Series E preferred stock will accrue dividends at a rate of 9.05% per year. If we fail to pay the full redemption price on redemption of the Series E preferred stock or the full repurchase price on repurchase of the Series E preferred stock, both in accordance with the purchase agreement, the Series E preferred stock will accrue dividends at a rate of 11.05% per year. If we fail to maintain one of the covenants listed above and fail to make any payments described in the preceding sentence, then the Series E preferred stock will accrue dividends at a rate of 11.55% per year. On the occurrence of certain events resulting in a change of control of Home Properties, the Series E preferred stock will accrue dividends at a rate fixed at 8% above the then current five-year treasury note yield.

         The Series E preferred stock is redeemable at our option after the fifth anniversary of its issuance at $100 per share, plus accrued dividends. We may also redeem the Series E preferred stock on or after the first anniversary of its issuance in the event of a change of control (as defined in the Series E Articles Supplementary) of Home Properties. Upon the occurrence of certain limited events, the Series E preferred stock may be subject to mandatory repurchase at the option of the holders and, in certain instances, at a premium over the $100 stated value per share. Those events include: sale of all or substantially all of the assets, incurrence of indebtedness in excess of 65% of total value (with real estate assets valued at original, historical cost basis), a loss of REIT status and other event described in the Articles Supplementary. The holders of the Series E preferred stock, together with the holders of other classes of preferred stock, also have the right to elect two directors to the Board of Directors of Home Properties in the event that the preferred dividends are in arrears for six quarter (whether consecutive or not).

         Each share of Series E preferred stock is convertible into 3.16456 shares of common stock (plus accrued and unpaid dividends), the equivalent of a $31.60 per share conversion price, subject to adjustment. The number of shares of common stock issuable upon conversion and the price per share are subject to adjustment in the event of dividends or other distributions payable in capital stock or combinations of stock so that any holder of the Series E preferred stock will be entitled to the same number of shares of common stock such holder could have received if the holder had converted immediately prior to the event. The holders of the Series E preferred stock may convert their shares into common stock at any time.

         If the holders of the Series E preferred stock intend to sell more than 150,000 shares of Series E preferred stock to any person or group of affiliated persons, such shares of Series E preferred stock must first be offered to Home Properties.

Common Stock Purchase Warrants

         We have issued common stock purchase warrants to purchase up to 240,000 shares of common stock at a price $30.25 per share and 285,000 shares of common stock at a price of $31.60 per share, subject to adjustment. The warrants may be exercised from time to time for not less than 10% of the shares of common stock issuable under the warrant at any time prior to the fifth anniversary of the date of its issuance. The number of shares of common stock issuable upon exercise of any warrant and the price per share are subject to adjustment in the event of dividends or other distributions payable in capital stock or combinations of stock so that the holder of the warrant will be entitled to the same number of shares of common stock such holder could have received if the holder had exercised the warrant immediately prior to the event.


                    RESTRICTIONS ON TRANSFER OWNERSHIP LIMITS

         Our charter contains certain restrictions on the number of shares of capital stock that stockholders may own. For Home Properties to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code , to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because Home Properties expects to continue to qualify as a REIT, its charter contains restrictions on the ownership and transfer of shares of its capital stock intended to ensure compliance with these requirements. Subject to certain exceptions specified in the charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% (the "Ownership Limit") of the value of the issued and outstanding shares of capital stock of Home Properties. Certain entities, such as qualified pension plans, are treated as if their beneficial owners were the holders of the Common Stock held by such entities. Stockholders ("Existing Holders") whose holdings exceeded the Ownership Limit immediately after Home Properties' initial public offering of its Common Stock, assuming that all Units of the Operating Partnership are counted as shares of Common Stock, are permitted to continue to hold the number of shares they held on such date and may acquire additional shares of capital stock upon (i) the exchange of Units for Shares, (ii) the exercise of stock options or receipt of grants of shares of capital stock pursuant to a stock benefit plan, (iii) the acquisition of shares of capital stock pursuant to a dividend reinvestment plan, (iv) the transfer of shares of capital stock from another Existing Holder or the estate of an Existing Holder by devise, gift or otherwise, or (v) the foreclosure on a pledge of shares of capital stock; provided, no such acquisition may cause any Existing Holder to own, directly or by attribution, more than 17.5% (the "Existing Holder Limit") of the issued and outstanding Shares, subject to certain additional restrictions.

         The Board of Directors of Home Properties may increase or decrease the Ownership Limit and Existing Holder Limit from time to time, but may not do so to the extent that after giving effect to such increase or decrease (i) five beneficial owners of Shares could beneficially own in the aggregate more than 49.5% of the aggregate value of the outstanding capital stock of Home Properties or (ii) any beneficial owner of capital stock would violate the Ownership Limit or Existing Holder Limit as a result of a decrease. The Board of Directors may waive the Ownership Limit or the Existing Holder Limit with respect to a holder if such holder provides evidence acceptable to the Board of Directors that such holder's ownership will not jeopardize Home Properties' status as a REIT. Waivers of the Ownership Limit have been granted to certain institutional investors in connection with the sale of our Preferred Stock.

         Any transfer of outstanding capital stock of Home Properties ("Outstanding Stock") that would (i) cause any holder, directly or by attribution, to own capital stock having a value in excess of the Ownership Limit or Existing Holder Limit, (ii) result in shares of capital stock other than Excess Stock, if any, to be owned by fewer than 100 persons, (iii) result in Home Properties being closely held within the meaning of section 856(h) of the Code, or (iv) otherwise prevent Home Properties from satisfying any criteria necessary for it to qualify as a REIT, is null and void, and the purported transferee acquires no rights to such Outstanding Stock.

         Outstanding Stock owned by or attributable to a stockholder or shares of Outstanding Stock purportedly transferred to a stockholder which cause such stockholder or any other stockholder to own shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will automatically convert into shares of Excess Stock. Such Excess Stock will be transferred by operation of law to a separate trust, with Home Properties acting as trustee, for the exclusive benefit of the person or persons to whom such Outstanding Stock may be ultimately transferred without violating the Ownership Limit or Existing Holder Limit. Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of Home Properties. While the Excess Stock is held in trust, it will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in dividends or other distributions. Any record owner or purported transferee of Outstanding Stock which has converted into Excess Stock (the "Excess Holder") who receives a dividend or distribution prior to the discovery by Home Properties that such Outstanding Stock has been converted into Excess Stock must repay such dividend or distribution upon demand. While Excess Stock is held in trust, Home Properties will have the right to purchase it from the trust for the lesser of (i) the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock)or (ii) the market price of shares of capital stock equivalent to the Outstanding Stock which converted into Excess Stock (as determined in the manner set forth in the Articles of Incorporation) on the date Home Properties exercises its option to purchase. Home Properties must exercise this right within the 90-day period beginning on the date on which it receives written notice of the transfer or other event resulting in the conversion of Outstanding Stock into Excess Stock. Upon the liquidation of Home Properties, distributions will be made with respect to such Excess Stock as if it consisted of the Outstanding Stock from which it was converted.

         Any Excess Holder, with respect to each trust created upon the conversion of Outstanding Stock into Excess Stock, may designate any individual as a beneficiary of such trust; provided, such person would be permitted to own the Outstanding Stock which converted into the Excess Stock held by the trust under the Ownership Limit or Existing Holder Limit and the consideration paid to such Excess Holder in exchange for designating such person as the beneficiary is not in excess of the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock). Home Properties' redemption right must have expired or been waived prior to such designation. Immediately upon the designation of a permitted beneficiary, the Excess Stock, if any, will automatically convert into shares of the Outstanding Stock from which it was converted and Home Properties as trustee of the trust will transfer such shares, if any, and any proceeds from redemption or liquidation to the beneficiary.

         If the restrictions on ownership and transfer, conversion provisions or trust arrangements in Home Properties' Articles of Incorporation are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Excess Holder of any Outstanding Stock that would have converted into shares of Excess Stock if the conversion provisions of the Articles of Incorporation were enforceable and valid shall be deemed to have acted as an agent on behalf of Home Properties in acquiring such Outstanding Stock and to hold such Outstanding Stock on behalf of Home Properties unless Home Properties waives its right to this remedy.

         The foregoing ownership and transfer limitations may have the effect of precluding acquisition of control of Home Properties without the consent of its Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, and the stockholders concur, that it is no longer in the best interests of Home Properties to attempt to qualify, or to continue to qualify, as a REIT. Approval of the limited partners of the Operating Partnership to terminate REIT status is also required.

                                OWNERSHIP REPORTS

         Every owner of more than 5% of the issued and outstanding shares of capital stock of Home Properties must file a written notice with Home Properties containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Home Properties in writing such information as Home Properties may request in order to determine the effect of such stockholder's direct, indirect and attributed ownership of shares of capital stock on Home Properties' status as a REIT or to comply with any requirements of any taxing authority or other governmental agency.

CERTAIN OTHER PROVISIONS OF MARYLAND LAW AND CHARTER DOCUMENTS

         The following discussion summarizes certain provisions of MGCL and Home Properties' Articles of Incorporation and Bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this prospectus constitutes a part. See "Additional Information. - Limitation of Liability and Indemnification." The Articles of Incorporation and Bylaws limit the liability of directors and officers to Home Properties and its stockholders to the fullest extent permitted from time to time by the MGCL and require Home Properties to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the MGCL.

         BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation of Home Properties contain a provision exempting from these provisions of the MGCL any business combination involving the Leenhoutses (or their affiliates) or any other person acting in concert or as a group with any of the foregoing persons.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two- thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting stockholders under Maryland law to receive the fair value of their shares. The fair value of the shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of objecting stockholders' rights do not apply in the context of a control share acquisition. The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions to the extent that such acquisitions would not violate the Ownership Limit or Existing Owner Limit. There can be no assurance that such provision will not be amended or eliminated at any point in the future.


                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax consequences regarding Home Properties and the common stock we are registering is based on current law, is for general information only and is not tax advice. The information in this section is based on the Internal Revenue Code as currently in effect, current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings, and court decisions, all as of the date of this prospectus. There is no assurance that future legislation, Treasury Regulations, administrative interpretations and practices or court decisions will not adversely affect existing interpretations. Any change could apply retroactively to transactions preceding the date of the change.

         We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS. The tax treatment to holders of common stock will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to stockholders subject to special treatment under the federal income tax laws except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders." Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, stockholders holding securities as part of a conversion transaction or hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations and persons who are not citizens or residents of the United States.

         In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of the common stock. If we meet the detailed requirements in the Internal Revenue Code for qualification as a REIT, which are summarized below, we will be treated as a REIT for federal income tax purposes. In this case, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investments in a corporation. Double taxation refers to the imposition of corporate level tax on income earned by a corporation and taxation at the shareholder level on funds distributed to a corporation's shareholders. If we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends paid to our stockholders in computing taxable income and would be subject to federal income tax at regular corporate rates. Unless entitled to relief under specific statutory provisions, we would be ineligible to be taxed as a REIT for the four succeeding tax years. As a result, the funds available for distribution to our stockholders would be reduced. Each prospective purchaser should consult his or her own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of common stock, including the federal, state, local, foreign and other tax consequences of such purchase, ownership and sale and of potential changes in applicable tax laws.

                           TAXATION OF HOME PROPERTIES

         GENERAL. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. We believe we have been organized and have operated in a manner which qualifies for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. Further, legislative, administrative or judicial action may change, perhaps retroactively, the anticipated income tax treatment described in this prospectus. See "Failure to Qualify."

         In the opinion of Nixon Peabody LLP, Home Properties was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on certain assumptions and is conditioned upon certain representations made by Home Properties as to certain factual matters relating to Home Properties' organization, manner of operation, income and assets. Nixon Peabody LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Home Properties' qualification and taxation as a REIT will depend upon Home Properties' satisfaction of the requirements necessary to be classified as a REIT, discussed below, on a continuing basis. Nixon Peabody LLP will not review compliance with these tests on a continuing basis. Therefore, no assurance can be given that Home Properties will satisfy such tests on a continuing basis.

         The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, and these rules and these regulations.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. However, Home Properties will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

         Second, we may be subject to the "alternative minimum tax" on our items of tax preference under some circumstances.

         Third, if we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property is defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

         Fourth, we will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions generally include sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than the sale or disposition of foreclosure property.

         Fifth, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability, if we fail to satisfy the 75% gross income test or the 95% gross income test but have maintained our qualification as a REIT because we satisfied other requirements. The gross income tests are discussed below.

         Sixth, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of: 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year, and any undistributed taxable income from prior periods.

         Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the acquired asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the "built-in-gain" of the asset. The built-in- gain of an asset equals the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, determined as of the date we acquired the asset from the C corporation. A C corporation is generally a corporation subject to full corporate-level tax. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to IRS Notice 88-19.

         Eight, we will be subject to a 100% tax on amounts received through arrangements between Home Properties, its tenants and a taxable REIT subsidiary that are not arm's length.

         REQUIREMENTS FOR QUALIFICATION AS A REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association that:

         (1) is managed by one or more trustees or directors;

         (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

         (3) would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

         (4) is not a financial institution referred to in Section 582(c) of the Internal Revenue Code or an insurance company to which subchapter
             L of the Internal Revenue Code applies;

         (5) is beneficially owned by 100 or more persons;

         (6) during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include the entities set forth in Section 542(a)(2) of the Internal Revenue Code; and

         (7) meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

         The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election made to be taxed as a REIT. For purposes of condition (6), pension funds and some other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of pension funds. We have satisfied condition (5) and believe that we have issued sufficient shares to satisfy condition (6). In addition, our articles of incorporation provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in the accompanying prospectus in "Description of Capital Stock-Restrictions on Transfer." Primarily, though not exclusively, as a result of fluctuations in value among the different classes of our stock, these restrictions may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "Failure to Qualify."

         In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

         TAXABLE REIT SUBSIDIARIES. A taxable REIT subsidiary of Home Properties is a corporation other than a REIT in which Home Properties directly or indirectly holds stock and that has made a joint election with Home Properties to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary of Home Properties owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. However, a taxable REIT subsidiary does not include certain health care and lodging facilities. A taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax where applicable, as a regular "C" corporation. In addition, a taxable REIT subsidiary of Home Properties may be limited in its ability to deduct interest paid to Home Properties. Home Properties jointly made the election with the following entities for them to be treated as taxable REIT subsidiaries of Home Properties effective January 1, 2001: Home Properties Resident Services, Inc. and Home Properties Management, Inc.

         QUALIFIED REIT SUBSIDIARIES. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Home Properties will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

         OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, a partner in a partnership will be deemed to be entitled to the income of the partnership attributable to its proportionate share. The character of the assets and gross income of the partnership retains the same character in the hands of Home Properties for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership, including the Operating Partnership's share of these items for any partnership or limited liability company, are treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus.

         We have included a summary of the rules governing the Federal income taxation of partnerships and their partners below in "Tax Aspects of the Operating Partnership." We have direct control of the Operating Partnership and will continue to operate it consistent with the requirements for qualification as a REIT.

         INCOME TESTS. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income from investments relating to real property or mortgages on real property, including "rents from real property" and, in specific circumstances, interest, or from particular types of temporary investments. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test. Second, each taxable year we must derive at least 95% of our gross income from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test.

         The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

         First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

         Second, the Internal Revenue Code provides that rents received from a "related party tenant" will not qualify as "rents from real property" in satisfying the gross income tests. A related party tenant is a tenant of Home Properties that Home Properties, or one or more actual or constructive owners of 10% or more of Home Properties, actually or constructively own in the aggregate 10% or more of such tenant. As a result of the passage of the Ticket to Work and Work Incentives Act of 1999 as enacted on December 17, 1999 (we refer to this as the "REIT Modernization Act"), for taxable years after December 31, 2000, Home Properties will be able to lease its properties to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being "rents from real property" by reason of Home Properties' ownership interest in the subsidiary so long as the property is operated on behalf of the taxable REIT subsidiary by an "eligible independent contractor." A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to federal income tax.

         Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property."

         Finally, for rents received to qualify as "rents from real property," Home Properties is allowed only to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other services will be treated as "impermissible tenant service income" unless the services are provided through an independent contractor that bears the expenses of providing the services and fro whom Home Properties derives no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income is deemed to be the greater of the amount actually received by the REIT or 150% of Home Properties' direct cost of providing the service. If the impermissible tenant service income exceeds 1% of Home Properties' total income from income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of Home Properties' total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

         It is expected that Home Properties' real estate investments will continue to give rise to income that will enable it to satisfy all of the income tests described above. Substantially all of Home Properties' income will be derived from its interest in the Operating Partnership, which will, for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests. We generally do not and do not intend to:

         - charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

         - rent any property to a related party tenant (except for leases to a taxable REIT subsidiary);

         - derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

         - perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary.

Notwithstanding the foregoing, we may have taken and may continue to take the actions set forth above to the extent these actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

         Home Properties may receive certain types of income with respect to the properties it owns that will not qualify for the 75% or 95% gross income test. In addition, dividends on Home Properties' stock in any non-controlled subsidiaries or taxable REIT subsidiaries will not qualify under the 75% gross income test. Home Properties believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause Home Properties to exceed the limits on non-qualifying income under the 75% and 95% income tests.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

         - our failure to meet these tests was due to reasonable cause and not due to willful neglect;

         - we attach a schedule of the sources of our income to our federal income tax return; and

         - any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

         If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "Taxation of Home Properties -General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

         PROHIBITED TRANSACTION INCOME. Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely effect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.

         The Operating Partnership intends to hold the properties for investment with a view to long- term appreciation, to engage in the business of acquiring, developing, owning, and operating its properties and to make occasional sales of the properties as are consistent with the Operating Partnership's investment objectives. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax.

         ASSET TESTS. At the close of each quarter of our taxable year, we also must satisfy six tests relating to the nature and diversification of our assets.

         First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Home Properties' real estate assets include, for purposes of this test, its allocable share of real estate assets held by the partnerships in which it owns an interest and the non-corporate subsidiaries of those partnerships, as well as stock or debt instruments held for one year or less that are purchased with the proceeds of an offering of shares or long-term (at least five years) debt of Home Properties.

         Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

         Third, except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities owned by Home Properties may not exceed 5% of the value of Home Properties' total assets.

         Fourth, except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, Home Properties may not own more than 10% of any one issuer's outstanding voting securities.

         Fifth, except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, Home Properties may not own more than 10% of the total value of the outstanding securities of any one issuer.

         Sixth, not more than 20% of the value of Home Properties' total assets may be represented by the securities of one or more taxable REIT subsidiaries.

         As previously discussed, Home Properties is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire additional securities of the Management Companies or other securities or other property during a quarter, including an increase in our interests in the Operating Partnership, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and will continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

         ANNUAL DISTRIBUTION REQUIREMENTS. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

         - the sum of:
                  - 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain, and

                  - 90% of the after tax net income, if any, from foreclosure property;

         - minus:
                  - the excess of the sum of particular items of noncash income over 5% of "REIT taxable income" as described above.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of common stock and convertible preferred stock, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential (e.g., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class).

         To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We have made and intend to make timely distributions sufficient to satisfy these annual distribution requirements. We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. In this regard, the Partnership Agreement of the Operating Partnership authorizes Home Properties, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Home Properties to meet these distribution requirements. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends. Under specific circumstances identified in the Internal Revenue Code, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

         Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of:

         - 85% of our REIT ordinary income for such year,

         - 95% of our REIT capital gain income for the year,

         - and any undistributed taxable income from prior periods.

Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

                               FAILURE TO QUALIFY

         If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders.

         In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to limitations identified in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be ineligible to be taxed as a REIT for the four tax years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

                     TAXATION OF TAXABLE U.S. STOCKHOLDERS

         As used below, the term "U.S. stockholder" means a holder of shares of common stock who, for United States federal income tax purposes: is a citizen or resident of the United States; is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise; is an estate the income of which is subject to United States federal income taxation regardless of its source; or is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, are also considered U.S. stockholders.

         DISTRIBUTIONS GENERALLY. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution. This reduction will not, however, reduce a holder's adjusted basis below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his shares will be taxable as capital gain, provided that the shares have been held as a capital asset. In addition, these distributions will be taxable as long-term capital gain if the shares have been held for more than one year.

         Dividends that we declare in October, November, or December of any year and that are payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

         CAPITAL GAIN DISTRIBUTIONS. Distributions that we properly designate as capital gain dividends will be taxable to U.S. stockholders as gains, to the extent that they do not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Capital gain dividends are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period the stockholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

         PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under some circumstances.

         RETENTION OF NET LONG-TERM CAPITAL GAINS. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would: include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls subject to limitations as to the amount that is includable; be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains; receive a credit or refund for the amount of tax deemed paid by it; increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

         CLASSIFICATION OF CAPITAL GAIN DIVIDEND. We will classify portions of any designated capital gain dividend as either:

         - a 20% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%; or

         - an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

         Home Properties must determine the maximum amounts that it may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by Home Properties only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares not be composed disproportionately of a particular type of dividends.

                          DISPOSITIONS OF COMMON STOCK

         If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset and will be long-term capital gain or loss if you have held the common stock for more than one year. The Internal Revenue Service has the authority to prescribe, but had not yet prescribed, regulations that would apply a capital gain tax rate of 25%, which is generally higher than the long-term capital gain tax rate for non-corporate stockholders, to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

         In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, after applying holding period rules set forth in the Internal Revenue Code, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

                               BACKUP WITHHOLDING

         We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "Taxation of Non-U.S. Stockholders."


                       TAXATION OF TAX-EXEMPT STOCKHOLDERS

         The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder, except tax-exempt shareholders described below, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, dividend income from us will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

         For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

         Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as unrelated business taxable income as to any trust which: is described in Section 401(a) of the Internal Revenue Code; is tax-exempt under Section 501(a) of the Internal Revenue Code; and holds more than 10%, by value, of the interests in a REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts." A REIT is a "pension held REIT" if: it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and either at least one such qualified trust holds more than 25%, by value, of the interests in a REIT, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in a REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

         The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of: the unrelated business taxable income earned by Home Properties, treating Home Properties as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to the total gross income of Home Properties. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if Home Properties is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we are not and do not expect to be classified as a "pension held REIT."

                       TAXATION OF NON-U.S. STOCKHOLDERS

         When we use the term "non-U.S. stockholders," we mean holders of shares of common stock that are nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts. The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are non-U.S. stockholders are complex. No attempt is made in this prospectus to provide more than a brief summary of these rules. Accordingly, this discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we qualify for taxation as a REIT. Prospective non- U.S. stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in stock, including any reporting requirements.

         DISTRIBUTIONS. If we make a distribution that is not attributable to gain from the sale or exchange of United States real property interests and is not designated as capital gains dividends, then the distribution will be treated as dividends of ordinary income to the extent it is made out of current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business, or if an income tax treaty applies, as attributable to a United States permanent establishment of the non-U.S. stockholder, the dividends will be subject to tax on a net basis at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under some treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income and permanent establishment exemptions discussed above. Home Properties expects to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. stockholder unless:

         - a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced rate with Home Properties; or

         - the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with Home Properties claiming that the distribution is effectively connected income.

         Distributions we make in excess of our current or accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such stock. To the extent that these distributions exceed the adjusted basis of a non-U.S. stockholder's stock, they will give rise to gain from the sale or exchange of his stock. The tax treatment of this gain is described below. Home Properties may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts.

         Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gains dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless: investment in the stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to such gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

         Distributions to a non-U.S. stockholder that are attributable to gain from our sale or exchange of United States real property interests will cause the non- U.S. stockholder to be treated as recognizing this gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to domestic stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation, as discussed above. We are required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. stockholder's United States federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of common stock on behalf of a non-U.S. stockholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

         SALE OF STOCK. If you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock, the gain generally will not be subject to United States taxation unless the stock constitutes a "United States real property interest" within the meaning of FIRPTA. If we are a "domestically controlled REIT," then the stock will not constitute a "United States real property interest." A "domestically-controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Because our shares of stock are publicly traded, there is no assurance that we are or will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, if you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock and the gain is not subject to FIRPTA, the gain will be subject to United States taxation if: your investment in the stock is effectively connected with a United States trade or business, or, if an income treaty applies, is attributable to a United States permanent establishment; or you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and you have a "tax home" in the United States. In this case, a nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

         If we are not or cease to be a "domestically-controlled REIT" whether gain arising from the sale or exchange by a non-U.S. stockholder of shares of stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend on whether the shares are "regularly traded," as defined by applicable Treasury Regulations, on an established securities market and on the size of the selling non-U.S. stockholder's interest in our shares. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax on this gain in the same manner as a U.S. stockholder and the purchaser of the stock would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price. In addition in this case, non- U.S. stockholders would be subject to any applicable alternative minimum tax, nonresident alien individuals may be subject to a special alternative minimum tax and foreign corporations may be subject to the 30% branch profits tax.

         BACKUP WITHHOLDING TAX AND INFORMATION REPORTING. Backup withholding tax generally is a withholding tax imposed at the rate of 31% on reportable payments, as defined in Section 3406 of the Internal Revenue Code, to persons that fail to furnish the required information under the United States information reporting requirements. Backup withholding tax and information reporting will generally not apply to distributions paid to non-U.S. stockholders outside the United States that are treated as: dividends subject to the 30%, or lower treaty rate, withholding tax discussed above; capital gains dividends; or distributions attributable to gain from our sale or exchange of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting, but not backup withholding, will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that: is a United States person; derives 50% or more of its gross income for specific periods from the conduct of a trade or business in the United States; or is a "controlled foreign corporation" for United States tax purposes. Information reporting will not apply if the broker has documentary evidence in its records that the holder is a non-U.S. stockholder and other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of sale of stocks is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. A non-U.S. stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         NEW WITHHOLDING REGULATIONS. Final regulations dealing with withholding tax on income paid to foreign persons and related matters were recently promulgated. In general, these new withholding regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, these new withholding regulations adopt a certification rule under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certification and other requirements. In addition, these new withholding regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax, subject to any applicable deduction or exemption, to such portion, and to apply the FIRPTA withholding rules, discussed above, with respect to the portion of the distribution designated by Home Properties as capital gain dividend. These new withholding regulations will generally be effective for payments made after December 31, 2000, subject to transition rules. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, you are advised to consult your own tax advisor regarding the information reporting requirements applicable to you.

                    TAX ASPECTS OF THE OPERATING PARTNERSHIP

         GENERAL. Substantially all of our investments will be held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the Operating Partnership. See "Taxation of Home Properties."

         ENTITY CLASSIFICATION. Our interests in the Operating Partnership involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If the Operating Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see "Taxation of Home Properties - Asset Tests" and "-Income Tests"). This, in turn, would prevent us from qualifying as a REIT. See "Taxation of Home Properties - Failure to Qualify" above for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in the Operating Partnership's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

         Treasury Regulations that apply for tax period beginning on or after January 1, 1997 provide that an "eligible entity" may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership intends to claim classification as a partnership under these regulations.

         Even if the Operating Partnership is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation for federal income tax purposes under the "publicly traded partnership" rules of Section 7704 of the Internal Revenue Code. A publicly traded partnership is a partnership whose interests trade on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. While units of the Operating Partnership are not and will not be traded on an established trading market, there is some risk that the IRS might treat the units held by the limited partners of the Operating Partnership as readily tradable because, after any applicable holding period, they may be exchanged for our common stock, which is traded on an established market. A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under the publicly traded partnership provisions of Section 7704 of the Internal Revenue Code. "Qualifying income" under Section 7704 of the Internal Revenue Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. Therefore, qualifying income under
Section 7704 of the Internal Revenue Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We anticipate that the Operating Partnership will satisfy the 90% qualifying income test under Section 7704 of the Internal Revenue Code and, thus, will not be taxed as a corporation.

         There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. See "Taxation of Home Properties - Income Tests." Under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

         As described above, as a result of the passage of the REIT Modernization Act, for taxable years beginning after December 31, 2000, the Operating Partnership should be able to lease its real properties to a taxable REIT subsidiary and the rents received from that subsidiary would not be disqualified from being "rents from real property" under the REIT rules by reason of the Operating Partnership's ownership interest in the subsidiary. See "Federal Income Taxation of Home Properties--Income Tests." It should be noted, though, that as a further result of the passage of the REIT Modernization Act, rent received from a taxable REIT subsidiary also would not be disqualified from being "qualifying income" under Section 7704 of the Internal Revenue Code because of the Operating Partnership's ownership of the taxable REIT subsidiary. Accordingly, Home Properties could lease its real property to one or more taxable REIT subsidiaries without, by virtue of that act, causing the Operating Partnership to be treated as a corporation for federal income tax purposes.

         Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The Operating Partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Nixon Peabody LLP, which is based on the provisions of the partnership agreement of the Operating Partnership and on certain factual assumptions and representations of Home Properties, the Operating Partnership has a reasonable basis for its claim to be classified as a partnership for federal income tax purposes and therefore should be taxed as a partnership rather than an association taxable as a corporation for periods prior to January 1, 1997. Nixon Peabody LLP's opinion is not binding on the IRS or the courts.

         PARTNERSHIP ALLOCATIONS. A partnership agreement will generally determine the allocation of income and losses among partners. However, these allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under this section of the Internal Revenue Code. Generally, Section 704(b) and the Treasury Regulations promulgated under this section of the Internal Revenue Code require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under this section of the Internal Revenue Code.

         TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the "book-tax difference" associated with the property at the time of the contribution. The book-tax difference with respect to property that is contributed to a partnership is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property, including some of the properties. Moreover, subsequent to the formation of the Operating Partnership, additional persons have contributed appreciated property to the Operating Partnership in exchange for interests in the Operating Partnership.

         The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. In general, limited partners of the Operating Partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference all income attributable to the book-tax difference will generally be allocated to the limited partners who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the Operating Partnership. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause us to be allocated lower depreciation and other deductions. Possibly we could be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "Taxation of Home Properties - Annual Distribution Requirements."

         Treasury Regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book- tax differences, including retention of the "traditional method" or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and the Operating Partnership have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to the Operating Partnership and for some assets acquired subsequently. We and the Operating Partnerships have not yet decided what method will be used to account for book-tax differences for properties acquired by the Operating Partnership in the future. Any property acquired by the Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Internal Revenue Code will not apply.

         BASIS IN THE OPERATING PARTNERSHIP INTEREST. The adjusted tax basis in our interest in the Operating Partnership generally will be equal to: the amount of cash and the basis of any other property we contribute to the Operating Partnership, increased by our allocable share of the Operating Partnership's income and our allocable share of indebtedness of the Operating Partnership, and reduced, but not below zero, by our allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to us and constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership. If the allocation of our distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of our partnership interest in the Operating Partnership, the recognition of this excess loss will be deferred until such time and to the extent that we have adjusted tax basis in our interest in the Operating Partnership. We will recognize taxable income to the extent that the Operating Partnership's distributions, or any decrease in our share of the indebtedness of the Operating Partnership, exceeds our adjusted tax basis in the Operating Partnership. A decrease in our share of the indebtedness of the Operating Partnership is considered a cash distribution.

         SALE OF PARTNERSHIP PROPERTY. Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT Requirements, Home Properties' share as a partner of any gain realized by the Operating Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of Home Properties." Such prohibited transaction income will also have an adverse effect upon Home Properties' ability to satisfy the income tests for REIT status. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

         A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includable in a property's basis made during the four-year period prior to disposition must not exceed 30% of the property's net sales price. The Operating Partnership intends to hold its properties for investment with a view to long- term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the properties and to make such occasional sales of the properties, including adjoining land, as are consistent with Home Properties' and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Operating Partnership will constitute a sale of property held for investment.

                             OTHER TAX CONSEQUENCES

         STATE AND LOCAL TAX CONSIDERATIONS. We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our stockholders may be subject to state or local taxation in various state or local jurisdiction, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

         POSSIBLE FEDERAL TAX DEVELOPMENTS. The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of Home Properties or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting Home Properties or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.



                              PLAN OF DISTRIBUTION

         The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions by the holders thereof, which may include donees and pledgees. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate. The Selling Shareholders and such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Home Properties of New York, Inc. for the year ended December 31, 2000, the audited historical financial statements of Old Friends Apartments, Elmwood Terrace and Orleans Village included in the Company's Form 8-K/A Amendment No. 1 dated June 30, 2000 and filed on January 16, 2001, and the audited historical financial statements of Cypress Place in the Company's Form 8-K/A Amendment No. 1 dated December 27, 2000 and filed on March 15, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Nixon Peabody LLP, Rochester, New York. Certain partners of Nixon Peabody LLP own Units equal to less than 1% of the equity of Home Properties on a fully diluted basis. Nixon Peabody LLP has also provided an opinion with respect to certain tax matters which form the basis of the discussion under the heading "Federal Income Tax Considerations."

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table is an itemized listing of expenses to be incurred by Home Properties in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than discounts and commissions:

SEC Registration Fee ...........................      $  6,834.00
NYSE Listing Fee ...........................             2,000.00*
Legal Fees and Expenses ....................             3,500.00*
Accounting Fees and Expenses ...............             5,500.00*
Miscellaneous ..............................             2,000.00*
                                                        ----------
Total ................................                $ 19,834.00*
*Estimate

Item 15. Indemnification of Directors and Officers

          Home Properties' officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation of Home Properties and the Partnership Agreement ("Operating Partnership Agreement") of Home Properties of New York, L.P., a New York limited partnership of which Home Properties is the general partner, against certain liabilities. The Articles of Incorporation require Home Properties to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland. The Bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

         The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. No amendment of the Articles of Incorporation of Home Properties shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits Home Properties to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

         The MGCL permits the articles of incorporation of a Maryland corporation to include a Provision limiting the liability of its directors and officers to the corporation and its stockholders For money damages, subject to specified restrictions. The MGCL does not however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of Home Properties contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

         The Operating Partnership Agreement also provides for indemnification of Home Properties and its officers and directors to the same extent indemnification is provided to officers and directors of Home Properties in its Articles of Incorporation, and limits the liability of Home Properties and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of Home Properties to Home Properties and its stockholders is limited under Home Properties' Articles of Incorporation.

         Home Properties has entered into indemnification agreements with each of Home Properties' directors and certain of its officers. The indemnification agreements require, among other things, that Home Properties indemnify its directors and those officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Home Properties also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under Home Properties' directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the Bylaws and the Operating Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides. Home Properties has purchased insurance under a policy that insures both Home Properties and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 16. Exhibits

5.1      Opinion of Nixon Peabody LLP as to legality of Common Stock*
8.1      Opinion of Nixon Peabody LLP as to certain tax matters*
23.1     Consent of Nixon Peabody LLP (included as part of Exhibits 5.1 and 8.1)
23.2     Consent of PricewaterhouseCoopers LLP*
24       Power of Attorney (included on signature page)

* Included with this filing.

Item 17. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, New York, on the 31st day of May, 2001.

                        HOME PROPERTIES OF NEW YORK, INC.

                            By: /s/ David P. Gardner
                          -----------------------------
                                David P. Gardner
                              Senior Vice President

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Norman P. Leenhouts and Nelson B. Leenhouts, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post- effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents, and each of them, full power and authority to do and person each and every act and thing requisite or necessary that he might do in person. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                              Date

/S/ NORMAN P. LEENHOUTS    Director, Chairman                   May 31, 2001
Norman P. Leenhouts        and Co-Chief Executive Officer
                          (Principal Executive Officer)

/S/ NELSON B. LEENHOUTS    Director, President                  May 31, 2001
Nelson B. Leenhouts        and Co-Chief Executive Officer
                          (Principal Executive Officer)

/S/ EDWARD J. PETTINELLA   Director, Executive Vice             May 31, 2001
Edward J. Pettinella       President


/S/ DAVID P. GARDNER       Senior Vice President,Chief         May 31, 2001
David P. Gardner           Financial Officer
                           (Principal Financial and Accounting Officer)

/S/ BURTON S. AUGUST, SR            Director                   May 31, 2001
Burton S. August, Sr

/S/ WILLIAM BALDERSTON, III         Director                   May 31, 2001
William Balderston, III

/S/ LEONARD F. HELBIG, III          Director                   May 31, 2001
Leonard F. Helbig, III

/S/ ALAN L. GOSULE                  Director                   May 31, 2001
Alan L. Gosule

/S/ ROGER W. KOBER                  Director                   May 31, 2001
Roger W. Kober

/S/ ALBERT H. SMALL                 Director                   May 31, 2001
Albert H. Small

/S/ CLIFFORD W. SMITH, JR           Director                   May 31, 2001
Clifford W. Smith, Jr.

/S/ PAUL L. SMITH                   Director                   May 31, 2001
Paul L. Smith

/S/ AMY L. TAIT                     Director                   May 31, 2001
Amy L. Tait

                            EXHIBIT INDEX
                        Home Properties of New York, Inc.
                                 (the "Company")
                Registration Statement on Form S-3 No. 333-______

NUMBER   DESCRIPTION                                               LOCATION


5.1      Opinion of Nixon Peabody LLP regarding the legality           *
         of the Common Stock being registered

8.1      Opinion of Nixon Peabody LLP regarding certain tax matters    *

23.1     Consent of Nixon Peabody LLP                              Included with
                                                                   Exhibits 5.1
                                                                   and 8.1

23.2     Consent of PricewaterhouseCoopers LLP                         *

24       Power of Attorney                                         Included on
                                                                   signature
                                                                   page

*  Filed herewith

                                                                  EXHIBIT 5.1

                                NIXON PEABODY LLP
                                Attorneys at Law
                      Clinton Square Post Office Box 31051
                         Rochester, New York 14603-31051
                                 (716) 263-1000
                               Fax: (716) 263-1600

                                  May 31, 2001

Home Properties of New York, Inc.
850 Clinton Square
Rochester, New York 14604

Ladies and Gentlemen:

         We have acted as counsel to Home Properties of New York, Inc.(the "Company") in connection with the Registration Statement on Form S-3, filed today, by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offer and sale of up to 946,599 shares of common stock, par value $0.01 per share (the "Common Stock"), which may be issued from time to time to the "Selling Shareholders" named in the prospectus ("Prospectus") forming a portion of the Registration Statement in exchange for units in Home Properties of New York, L.P. (the "Units") held by such Selling Shareholders. This opinion is being provided to you in connection with the filing of the Registration Statement.

         We have examined the originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and all such agreements, certificates of public officials, certificates of officers or other representatives of the Company, and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein, including (i) the Articles of Amendment and Restatement of the Articles of Incorporation of the Company, as amended to the date hereof (the "Articles of Incorporation"), (ii) the Amended and Restated By-Laws of the Company, as amended to the date hereof, (iii) the Second Amended and Restated Agreement of Limited Partnership of Home Properties of New York, L.P., as amended (the "Operating Partnership Agreement"), and (iv) certified copies of certain resolutions duly adopted by the Board of Directors of the Company.

         As to factual matters material to the opinions set forth below we have relied, without investigation, upon the representations and statements of the Company in the Registration Statement and in such certificates of government officials and officers of the Company as we have deemed necessary for the purpose of the opinions expressed herein. The opinions stated herein are limited to the federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Maryland.

         Based upon and subject to the conditions and limitations set forth herein, we are of the opinion that:

         When the Registration Statement has become effective under the Securities Act of 1933, as amended and the shares of Common Stock have been issued in exchange for Units as provided in the Operating Partnership Agreement, the shares of Common Stock issued will be duly authorized, validly issued, fully paid and non-assessable.

         We hereby consent to the reference to us under the caption "LEGAL MATTERS" in the Registration Statement, and to the filing of this opinion as an Exhibit to the Registration Statement, without implying or admitting that we are experts within the meaning of the Securities Act of 1933, as amended, with respect to any part of the Registration Statement.


                                            Very truly yours,

                                          /s/ Nixon Peabody LLP

                                                                    EXHIBIT 8.1
                                NIXON PEABODY LLP
                                Attorneys at Law
                                 Clinton Square
                              Post Office Box 31051
                         Rochester, New York 14603-31051
                                 (716) 263-1000
                               Fax: (716) 263-1600


                                  May 31, 2001



Home Properties of New York, Inc.
850 Clinton Square
Rochester, New York 14604

Ladies and Gentlemen:

         We have acted as counsel to Home Properties of New York, Inc. (the "Company") in connection with certain matters relating to its Registration Statement on Form S-3 (the "Registration Statement") filed today with the Securities and Exchange Commission for the purpose of registering under the Securities Act of 1933, as amended, 946,599 shares of its common stock, par value $.01 per share ("Common Stock"), which may be issued from time to time to the "Selling Shareholders" named in the prospectus ("Prospectus") forming a portion of the Registration Statement in exchange for units in Home Properties of New York, L.P. (the "Units") held by such Selling Shareholders. This opinion relates to the accuracy of information set forth under the caption "FEDERAL INCOME TAX CONSIDERATIONS" of the Prospectus. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Registration Statement.

         Based upon our examination of the foregoing items, and subject to the assumptions, exceptions, limitations and qualifications set forth therein, we are of the opinion that the discussion in the Prospectus under the caption "FEDERAL INCOME TAX CONSIDERATIONS" fairly summarizes the federal income tax considerations that are likely to be material to purchasers of the Common Stock who are United States citizens or residents and who are not subject to special treatment under the tax laws.

         Our opinions expressed herein are based upon our interpretation of current provisions of the Code and existing judicial decisions, administrative regulations and published rulings and procedures. Our opinions are not binding upon the Internal Revenue Service or courts and there is no assurance that the Internal Revenue Service will not successfully challenge the conclusions set forth therein. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retrospective basis, would not adversely affect the accuracy of the conclusions state herein. We undertake no obligation to advise you of changes in law which may occur after the date hereof.

         We hereby consent to the reference to us under the caption "LEGAL MATTERS" in the Registration Statement, and to the filing of this opinion as an Exhibit to the Registration Statement, without implying or admitting that we are experts within the meaning of the Securities Act of 1933, as amended, with respect to any part of the Registration Statement.

         This letter is furnished to the Company and is solely for its benefit. This letter may not be relied upon by any other person or for any other purpose and may not be referred to or quoted from without our prior written consent.

                                                     Very truly yours,

                                                     /s/ Nixon Peabody LLP

                                                                  Exhibit 23.2




                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 29, 2001 relating to the financial statements and financial statement schedule, which appears in Home Properties of New York, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000. We also consent to the incorporation by reference of our reports (1) dated December 12, 2000, December 13, 2000 and December 14, 2000 on our audits of Old Friends Apartments, Elmwood Terrace and Orleans Village, respectively, for the year ended December 31, 1999, which reports are included in Form 8-K/A Amendment No. 1 dated June 30, 2000 and filed on January 16, 2001,
(2) dated March 15, 2001 on our audit of Cypress Place for the year ended December 31, 1999, which report is included in Form 8-K/A Amendment No.1 dated December 27, 2000 and filed on March 15, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP

Rochester, New York
May 30, 2001